UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Spark Networks SE
(Name of Issuer)
American Depository Shares (NYSE Ticker: ?LOV?)
10 ADS representing 1 Common Stock with a par value of 1 EUR
(Title of Class of Securities)
846517 100
(CUSIP Number)
16th November 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this*
Schedule is filed:

	[_]  Rule 13d-1(b)

	[x]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting* persons initial filing on this form with respect to the subject class of securities, and for any subsequent* amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall* not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section* of the Act but shall be subject to all other provisions of the Act* (however, see the Notes).



SCHEDULE 13G
CUSIP No.
846517 100

1
Names of Reporting Persons

Mercutio GmbH

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Germany

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
  Sole Voting Power


  1,190,560 ADS (representing 119,056 Common Stock)

6
  Shared Voting Power




7
  Sole Dispositive Power




8
  Shared Dispositive Power


1,190,560 ADS (representing 119,056 Common Stock)

9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,190,560 ADS (representing 119,056 Common Stock)

10
Check box if the aggregate amount in row (9) excludes certain* shares (See Instructions)

[ ]

11
Percent of class represented by amount in row (9)

9.04%

12
Type of Reporting Person (See Instructions)

PN (Passive Investor)



Item 1.
(a)	Name of Issuer: Spark Networks SE
(b)	Address of Issuers Principal Executive Offices:
Kohlfurter Strasse 41/43, 10999 Berlin, Germany

Item 2.
(a)	Name of Person Filing: This statement is being filled by
Christian Vollmann, Managing Director of
Mercutio GmbH
(b)	Address of Principal Business Office or, if None, Residence:
Mercutio GmbH, Almstadtstr 16, 10119 Berlin, Germany
(c)	Citizenship:	German
(d)	Title and Class of Securities: American Depository Shares
(10 ADS representing 1 Common Stock)
(e)	CUSIP No.: 846517 100

Item 3. 	If this statement is filed pursuant to*
240.13d-1(b) or 240.13d-2(b) or (c), check whether the*
person filing is a:
(a)	[_]	Broker or dealer registered under Section 15
 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19)
 of the Act;
(d)	[_]	Investment company registered under Section 8
 of the Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule
 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in
 accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in
 accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b)
 of the Federal Deposit Insurance Act
(12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition
of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule
 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).*
If filing as a non-U.S. institution in accordance with Rule* 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership
(a)	Amount Beneficially Owned: Mercutio GmbH owns 1,190,560*
American Depositary Shares
(representing 119,056 Common Stock)
 (b)	Percent of Class:  9,04%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:
 1,190,560 ADS (representing 119,056 Common Stock)
	(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:
1,190,560 ADS (representing 119,056 Common Stock)*
(iv)	Shared power to dispose or to direct the disposition of:*

Item 5.	Ownership of Five Percent or Less of a Class.*
If this statement is being filed to report the fact that as of the date*
 hereof the reporting person has ceased to be the beneficial owner of*
 more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.*
Not applicable.

Item 7.	Identification and classification of the subsidiary which*
 acquired the security being reported on by the parent holding* company or control person.
Not applicable.

Item 8.	Identification and classification of members of the group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10. Certifications.
Not applicable.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief,* I certify that the information set forth in this statement is true,* complete and correct.

Dated:  27th November 2017
/s/ Signature Christian Vollmann
Name/Title 	Christian Vollmann / Managing Director*
of Mercutio GmbH

The original statement shall be signed by each person on whose behalf* the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by* his authorized representative (other than an executive officer or* general partner of this filing person), evidence of the* representative's authority to sign on behalf of such person shall* be filed with the statement, provided, however, that a power of* attorney for this purpose which is already on file with the*

Commission may be incorporated by reference. The name and any title* of each person who signs the statement shall be typed or printed* beneath his signature. Attention: Intentional misstatements or* omissions of fact constitute Federal criminal violations*
(See 18 U.S.C. 1001).
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